COMMENTS RECEIVED ON 04/13/2022

FROM RYAN SUTCLIFFE

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity International Credit Central Fund

POST-EFFECTIVE AMENDMENT NO. 46

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity VIP Investment Grade Central Fund

POST-EFFECTIVE AMENDMENT NO. 109

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund

Fidelity Emerging Markets Debt Local Currency Central Fund

POST-EFFECTIVE AMENDMENT NO. 63

1)

All funds

“Fund Management” (Part A of the Registration Statement)

C:

The Staff requests we provide more recent assets under management for the adviser and sub-advisers.

R:

The assets under management will be revised in connection with each fund’s next filing.

2)

All funds

“Management Contract” (Part B of the Registration Statement)

“In addition, the fund has entered into an expense contract with FMR under which FMR agrees to pay or provide for the payment of the fund's operating expenses, other than the following: (i) interest and taxes; (ii) fees and expenses of the Independent Trustees; (iii) custodian fees and expenses; (iv) proxy and shareholder meeting expenses; and (v) any non-recurring or extraordinary expenses, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable.”

C:

The Staff requests we explain the removal of costs in connection with the purchase or sale of securities and other investment instruments from the expense contract.

R:

In connection with the annual renewal of the funds’ advisory arrangements, the noted provision was removed to clarify that each fund is responsible for paying its non-operating expenses, which in addition to including brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable, also include costs in connection with the purchase and sale of securities and other investment instruments.

3)

Fidelity International Credit Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests the fund's assets primarily in securities of foreign issuers, including securities of issuers located in emerging markets. The Adviser normally invests at least 80% of the fund's assets in debt securities of all types and repurchase agreements for those securities. The Adviser normally invests the fund's assets primarily in investment-grade debt securities.”

C:

The Staff requests we disclose the fund’s definition of emerging markets.

R:

The following disclosure will be added to the “Fund Basics – Principal Investment Strategies” section in the fund’s next filing:

“The Adviser normally invests the fund's assets primarily in securities of foreign issuers, including securities of issuers located in emerging markets. The Adviser normally invests at least 80% of the fund's assets in debt securities of all types and repurchase agreements for those securities. The Adviser normally invests the fund's assets primarily in investment-grade debt securities. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world’s major economies and may have the potential for rapid economic growth.”

4)

Fidelity International Credit Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser may also invest a portion of the fund's assets in hybrid and preferred securities.”

C:

The Staff asserts the term “credit” is a type of investment and is subject to an 80% policy to invest in debt securities and requests we supplementally clarify whether hybrid and preferred securities are included in the fund’s 80% bucket. If so, please explain how this is not misleading given the term “credit” in the fund’s name.

R:

The fund’s 80% test covers debt securities of all types: “The Adviser normally invests at least 80% of the fund’s assets in debt securities of all types and repurchase agreements for those securities.” To the extent the Adviser deems a hybrid or preferred security to be a debt security, it would be included in the fund’s 80% basket.

5)

All funds

“Special Geographic Considerations” (Part B of the Registration Statement)

C:

If the funds invest or intend to invest in debt or equity that may be affected by the war in Ukraine or related sanctions, the Staff requests we consider additional risk disclosure as necessary. The Staff also requests that we consider any additional risks as necessary regarding the banking sector related to the above conflict or related sanctions.

R:

The funds do not intend to principally invest in securities with exposure to Ukraine. Each fund believes that the disclosure in the Principal Investment Risks section of its statutory and summary prospectus accurately describes the risks of the fund.

6)

Fidelity International Credit Central Fund

“Securities Lending” (Part B of the Registration Statement)

C:

The Staff requests we confirm that the gross income from securities lending activities line is correct.

R:

We confirm the gross income from securities lending activities is correct.

7)

Fidelity Emerging Markets Debt Local Currency Central Fund

“Management Contracts” (Part B of the Registration Statement)

“Constantin Petrov is lead portfolio manager of Fidelity® Emerging Markets Debt Local Currency Central Fund and receives compensation for those services. Timothy Gill is co-manager of Fidelity® Emerging Markets Debt Central Fund and receives compensation for those services. Effective January 3, 2022, Timothy Gill and Nader Nazmi serve as co-managers of Fidelity® Emerging Markets Debt Local Currency Central Fund and receive compensation for those services. Nader Nazmi is co-manager of Fidelity® Emerging Markets Debt Central Fund and receives compensation for those services. Information with respect to Mr. Gill’s and Mr. Nazmi’s holdings and other accounts managed will be updated in a subsequently filed SAI. As of December 31, 2021 (January 3, 2022 for Mr. Gill and Mr. Nazmi on Fidelity® Emerging Markets Debt Local Currency Central Fund), portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus, in certain cases, participation in several types of equity-based compensation plans, and, if applicable, relocation plan benefits. A portion of each portfolio manager's compensation may be deferred based on criteria established by FMR or at the election of the portfolio manager. “

C:

The Staff requests we confirm that all appropriate information is being provided under Item 20(a) instruction 1.

R:

The disclosure was updated in a recent filing to include information with respect to Mr. Gill’s and Mr. Nazmi’s holdings and other accounts managed.

8)

Fidelity Emerging Markets Debt Local Currency Central Fund

Management Contracts” (Part B of the Registration Statement)

“Each portfolio manager's base salary is determined by level of responsibility and tenure at FMR or its affiliates. The primary components of each portfolio manager’s bonus are based on (i) the pre-tax investment performance of the portfolio manager’s fund(s) and account(s) measured against a benchmark index assigned to each fund or account, and (ii) the investment performance of other FMR emerging market funds and accounts. The pre-tax investment performance of each portfolio manager’s fund(s) and account(s) is weighted according to the portfolio manager’s tenure on those fund(s) and account(s) and the average asset size of those fund(s) and account(s) over the portfolio manager’s tenure. Each component is calculated separately over the portfolio manager’s tenure on those fund(s) and account(s) over a measurement period that initially is contemporaneous with the portfolio manager’s tenure, but that eventually encompasses rolling periods of up to five years for the comparison to a benchmark index. A smaller, subjective component of each portfolio manager’s bonus is based on the portfolio manager’s overall contribution to management of FMR. The portion of Mr. Petrov’s bonus that is linked to the investment performance of Fidelity® Emerging Markets Debt Local Currency Central Fund is based on the fund’s pre-tax investment performance measured against the J.P. Morgan GBI-EM Global Diversified Index. The portion of Mr. Gill’s and Mr. Nazmi’s bonus that is linked to the investment performance of Fidelity® Emerging Markets Debt Central Fund is based on the fund’s pre-tax investment performance measured against the Bloomberg Emerging Markets Aggregate USD Bond Index. Each portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR LLC, FMR's parent company. FMR LLC is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement, and employer administrative services.”

C:

The Staff requests we clarify whether the underlined sentence applies to Mr. Gill and Mr. Nazmi as well.

R:

Revised disclosure in a recent filing clarified that the underlined sentence applies to each of the fund’s portfolio managers.